                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.)*

                               Crosstex Energy, LP
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                                (Name of Issuer)

                                  Common Units
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    22765U102
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                                 (CUSIP Number)

                                December 31, 2005
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             (Date of Event Which Requires Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

-------------------------------
CUSIP No.       22765U102
-------------------------------

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      1        NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               Tortoise Capital Advisors LLC (22-3875939)
------------- ------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

               (a) [   ]

               (b) [ X ]

               (See Instructions)
------------- ------------------------------------------------------------------
      3        SEC USE ONLY
------------- ------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
------------- ------------------------------------------------------------------
                 5      SOLE VOTING POWER

                        0
              -------- ---------------------------------------------------------
 NUMBER OF       6      SHARED VOTING POWER
  SHARES
BENEFICIALLY            1,573,330 (see Item 4)
   OWNED      -------- ---------------------------------------------------------
  BY EACH        7      SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                0
              -------- ---------------------------------------------------------
                 8      SHARED DISPOSITIVE POWER

                        1,592,335 (see Item 4)
------------- ------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,592,335 (see Item 4)
------------- ------------------------------------------------------------------
     10        CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
               SHARES (See Instructions)

               Not Applicable
------------- ------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               10.04%
------------- ------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               IA
--------------------------------------------------------------------------------

-------------------------------
CUSIP No.       22765U102
-------------------------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               Tortoise Energy Capital Corporation (20-2721018)
------------- ------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

               (a) [   ]

               (b) [ X ]

               (See Instructions)
------------- ------------------------------------------------------------------
      3        SEC USE ONLY
------------- ------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               Maryland
------------- ------------------------------------------------------------------
                 5      SOLE VOTING POWER

                        0
              -------- ---------------------------------------------------------
 NUMBER OF       6      SHARED VOTING POWER
  SHARES
BENEFICIALLY            1,269,913 (see Item 4)
   OWNED      -------- ---------------------------------------------------------
  BY EACH        7      SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                0
              -------- ---------------------------------------------------------
                 8      SHARED DISPOSITIVE POWER

                        1,269,913 (see Item 4)
------------- ------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,269,913 (see Item 4)
------------- ------------------------------------------------------------------
     10        CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
               SHARES (See Instructions)

               Not Applicable
------------- ------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               8.09%
------------- ------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               IV
--------------------------------------------------------------------------------

Item 1(a) Name of Issuer:

     Crosstex Energy, LP

Item 1(b) Address of Issuer's Principal Executive Offices:

     2501 Cedar Springs Rd., Suite 600, Dallas, TX 75201

Item 2(a) Name of Persons Filing:

     This 13G is being  jointly  filed  by  Tortoise  Capital  Advisors  LLC,  a
Delaware  limited  liability  company  ("TCA"),   and  Tortoise  Energy  Capital
Corporation, a Maryland corporation ("TYY").

     TCA and TYY have entered into an  Agreement  Regarding  Joint Filing of 13G dated  January  9, 2006  (the  "Agreement")  pursuant  to which TCA and TYY have agreed  to file this 13G  jointly  in  accordance  with the  provisions  of Rule
13d-1(k)(1)  of the Securities  Exchange Act of 1934, as amended (the "Act").  A copy of the Agreement is attached hereto as Exhibit A.

Item 2(b) Address of Principal Business Office or, if None, Residence:

     The principal  business  address of both TCA and TYY is 10801 Mastin Blvd.,
Suite 222, Overland Park, Kansas 66210.

Item 2(c) Citizenship:

     TCA  is a  Delaware  limited  liability  company  and  TYY  is  a  Maryland corporation.

Item 2(d) Title of Class of Securities:

     Common Units

Item 2(e) CUSIP Number:

     22765U102

Item 3 The Reporting Person is:

     TCA is an investment adviser in accordance with ss.  240.13d-1(b)(1)(ii)(E)
and TYY is an investment  company  registered  under Section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8).

Item 4 Ownership:

     TCA acts as an investment  advisor to TYY, a closed-end  investment company registered  under  the  Investment  Company  Act of 1940.  TCA,  by virtue of an
Investment Advisory Agreement with TYY, has all investment and voting power over securities owned of record by TYY. However, despite its delegation of investment and voting power to TCA, TYY may be deemed to be the beneficial owner under Rule
13d-3 of the Act, of the  securities it owns of record  because it has the right to acquire  investment  and voting power through  termination  of the Investment
Advisory Agreement. Thus, TCA and TYY have reported that they share voting power and dispositive power over the securities owned of record by TYY. In addition to acting as an investment  advisor to TYY, TCA also acts as an investment  advisor to Tortoise Energy Infrastructure  Corporation,  a closed-end investment company registered under the Investment  Company Act of 1940 ("TYG").  TCA, by virtue of an Investment  Advisory  Agreement with TYG, has all investment and voting power over  securities  owned of record by TYG.  However,  despite its  delegation  of investment and voting power to TCA, TYG may be deemed to be the beneficial owner under Rule 13d-3 of the Act, of the  securities it owns of record because it has the right to acquire  investment  and voting power  through  termination  of the
Investment  Advisory  Agreement.  Thus,  TCA has reported  that it shares voting power and dispositive power over the securities owned of record by TYG. TCA also acts as an investment  advisor to certain managed  accounts.  Under  contractual agreements with individual account holders,  TCA, with respect to the securities held in the managed  accounts,  shares  investment and voting power with certain account  holders,  and has no voting  power but  shares  investment  power  with certain other account  holders.  TCA may be deemed the  beneficial  owner of the securities  covered by this  statement  under Rule 13d-3 of the Act. None of the securities  listed  below  are owned of record  by TCA,  and TCA  disclaims  any beneficial interest in such shares.

A.   Tortoise Capital Advisors

          (a)  Amount beneficially owned: 1,592,335

          (b)  Percent of class: 10.04%

          (c)  Number of shares as to which the person has:

               (i)  Sole power to vote or to direct the vote: 0

               (ii) Shared power to vote or direct the vote: 1,573,330

               (iii) Sole power to dispose or to direct the disposition of: 0

               (iv) Shared  power to dispose or to direct  the  disposition  of:
                    1,592,335

B.   Tortoise Energy Capital Corporation

          (a)  Amount beneficially owned: 1,269,913

          (b)  Percent of class: 8.09%

          (c)  Number of shares as to which the person has:

               (i)  Sole power to vote or to direct the vote: 0

               (ii) Shared power to vote or direct the vote: 1,269,913

               (iii) Sole power to dispose or to direct the disposition of: 0

               (iv) Shared  power to dispose or to direct  the  disposition  of:
                    1,269,913

Item 5 Ownership of Five Percent or Less of a Class:

     Not Applicable

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

     TYY, TYG and the managed accounts  discussed in Item 4 above have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts.  Except for TYY, the interest of any one such person does not exceed 5% of the class of securities.

Item 7 Identification  and  Classification  of the Subsidiary Which Acquired the
       Security Being Reported on By the Parent Holding Company:

     Not Applicable

Item 8 Identification and Classification of Members of the Group:

     Not Applicable

Item 9 Notice of Dissolution of Group:

     Not Applicable

Item 10 Certification:

     By signing  below I certify  that,  to the best of my knowledge and belief, the  securities  referred to above were  acquired  and are held in the  ordinary course of business  and were not acquired and are not held for the purpose of or with the effect of  changing  or  influencing  the  control of the issuer of the securities  and were not  acquired and are not held in  connection  with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Dated:   January 9, 2006

                                         Tortoise Capital Advisors LLC

                                         By:   /s/ Terry Matlack
                                            ------------------------------------
                                         Title:    CFO
                                               ---------------------------------

                                         Tortoise Energy Capital Corporation

                                         By:   /s/ Terry Matlack
                                            ------------------------------------
                                         Title:    CFO
                                               ---------------------------------

                                                                       Exhibit A

              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

     In  accordance  with Rule 13d-1 (k) under the  Securities  Exchange  Act of
1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including  amendments thereto) with respect to the  Common  Units of  Crosstex  Energy,  LP,  and  further  agree  that this agreement be included as an exhibit to such filings.

     In evidence  whereof,  the  undersigned  have caused this  Agreement  to be executed on their behalf this 9th day of January, 2006.

                                         Tortoise Capital Advisors LLC

                                         By:   /s/ Terry Matlack
                                            ------------------------------------
                                         Title:    CFO
                                               ---------------------------------

                                         Tortoise Energy Capital Corporation

                                         By:   /s/ Terry Matlack
                                            ------------------------------------
                                         Title:    CFO
                                               ---------------------------------